Exhibit 99.1

MiX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX” or the “company”)

MIX TELEMATICS ANNOUNCES ESTABLISHMENT OF A RULE 10B5-1 TRADING PLAN BY ITS PRESIDENT AND CHIEF EXECUTIVE OFFICER

MiX Telematics (NYSE: MIXT), a leading global provider of fleet and mobile asset management solutions, today announced that its President and Chief Executive Officer, Stefan Joselowitz, has established a pre-arranged trading plan to sell a portion of the ordinary shares (which will be first converted into American Depositary Shares (“ADSs”), each representing 25 ordinary shares of MiX) held by Mr. Joselowitz over a specific period of time. The trading plan is part of a long-term strategy for asset diversification and estate planning and was adopted in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. All sales of ADSs under Mr. Joselowitz’s trading plan are subject to volume limitations, pursuant to Rule 144, which limits the amount of ADSs that can be sold in any three-month period.

Mr. Joselowitz currently owns the equivalent of 1,073,682 ADSs (made up of 26,342,045 ordinary shares and 20,000 ADSs) which represents 4.78% of the company’s shares in issue (excluding treasury shares). Mr. Joselowitz is in the process of converting all of his ordinary shares into ADSs. Under the trading plan, Mr. Joselowitz may sell up to 350,000 ADSs (equivalent to 8,750,000 ordinary shares) over a period of between 6 and 12 months. If all the planned sales under the trading plan are completed, Mr. Joselowitz will still beneficially own 723,681 ADSs (equivalent to 18,092,025 ordinary shares) which will represent 3.22% of the company’s shares in issue (excluding treasury shares). The transactions under this plan will commence no earlier than
10 January 2019.

“I am proud of the great company we have built since I founded MiX Telematics in 1996. My stake in the company currently represents a significant portion of my investment portfolio and I have reached a stage of life where I need to create some liquidity to partially diversify my investments and begin thinking about estate planning. MiX will continue to be the main component of my investment portfolio once this selling program is completed and I will still be one of the company’s largest shareholders. I am very excited about the future of MiX Telematics and remain focused on executing on our strategic priorities to generate additional value for all shareholders.”

About MiX Telematics

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to more than 714,000 subscribers in over 120 countries. The company's products and services provide enterprise fleets, small fleets and consumers with solutions for efficiency, safety, compliance and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and on the New York Stock Exchange (NYSE: MIXT). For more information, visit http://www.mixtelematics.com

6 December 2018

JSE sponsor